EXHIBIT 99.1

Innovation Beverage Group Appoints Sahil Beri as Interim CEO and Announces Further Expansion into Eastern U.S.

•	Strong early response from retailers, distributors, and hospitality partners eager to bring IBG’s award-winning premium bitters to cocktail enthusiasts and industry professionals alike

•	IBG’s management team is leveraging new opportunities for growth and expansion to elevate cocktail experiences worldwide

Seven Hills, Australia, January 3, 2025—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today its Chairman and Chief Operating Officer (COO), Sahil Beri, has been appointed Interim Chief Executive Officer (CEO) while the Company conducts a search for a new CEO. Dean Huge, the Company’s former CEO, has resigned to pursue other interests.

Under Mr. Beri’s leadership, IBG is poised for an exciting phase of growth, beginning with its expansion plans in the Eastern U.S. The Company had recently announced a Sales Services Agreement with Atlanta, Georgia-based Blue Ridge Spirits & Wine Marketing to sell its Australian Bitters Company and BITTERTALES brands throughout the U.S. Blue Ridge Spirits & Wine Marketing’s dedicated national sales team has started the roll-out of IBG’s award-winning bitters products to its established distributor and retailer network. The initial response has been very positive as orders have commenced and inventory is set to ship.

Commenting on the management change, Mr. Beri said, “We’re extremely grateful to Dean Huge for his leadership and guidance through a critical growth stage for IBG up to and through the Company’s initial public offering. Dean helped lay the foundation that will enable us to continue to build our momentum. To that end, the Eastern U.S. is a dynamic and vibrant market with a deep appreciation for classic cocktails. With our newly trained sales team and a well-defined route to market, we are confident in our ability to establish a strong presence and drive significant growth in the region.”

“The Eastern U.S. rollout is part of our broader strategy to establish a foothold in key markets across North America. Investors can look forward to a promising year in 2025 as we continue to expand our presence and meet the growing demand for high-quality cocktail products,” Mr. Beri added.

Serving as Chairman and COO of IBG since 2022, Mr. Beri is a highly experienced executive officer focused on operational excellence in the beverage industry with 10 years of experience and a primary focus on creating and commercializing new innovative beverages. He has strong formulation, new product development, commercialization, and business development skills. Prior to his role at IBG, Mr. Beri was the Executive Director and Chief Technology Officer at Sway Energy Corporation where he was responsible for the creation of all beverage systems for formulations, manufacturing systems, new innovation development, and commercialization for a range of alcohol and non-alcohol beverages. Previously, Mr. Beri was the New Product Development Manager at Europa International Pty Ltd, and also served as a non-executive director on the board of Cannhealth Group Limited, an Australian nutraceutical company. Mr. Beri is a registered Pharmacist who completed his Master of Pharmacy, Master in Biochemistry, and a Bachelor of Arts and Science.

IBG’s flagship product, Australian Bitters Company, hand crafted in small batches in Australia from the finest natural botanical herbs and spices, won the Gold Medal at the Los Angeles Spirts Awards in 2018. BITTERTALES, the Company’s premium cocktail brand, won Best in Show and a Platinum Medal at the 2020 LA Spirits Awards, and a Gold Medal at the 2018 and 2021 LA Spirits Awards. IBG’s bitters brands are produced at its state-of-the-art U.S. FDA and GMP certified facility in Australia and shipped worldwide.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office is located in New Jersey. For more information visit: https://www.innovationbev.com/

Forward Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Company or on behalf of the Company except as may be required by law.

Contact:

TraDigital IR
John McNamara
917-658-2602
John@tradigitalir.com